SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 30, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

	   Form 20-F   X                                   Form 40-F
____
              -------
         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No
_____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT Generic

RNS Number:3415M
Merant PLC
30 October 2001


30 October 2001


MERANT plc


EGM Statement


MERANT plc is pleased to announce that the shareholders have approved the resolution proposed at the Extraordinary General Meeting held today in relation to the Disposal of the EDC Division. The Disposal is expected to complete on or after 31 October 2001.


END

END
EGMFDSFFSSFSEIS

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Tuesday, 30 October 2001 11:51:27
RNS [nRNSd3415M]

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  October 30, 2001                By: /s/ Leo Millstein
                                 ------------------------------------
                                     Leo Millstein
					       Vice President & General Counsel